UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                        FORM U-12(I)-B (ANNUAL STATEMENT)
                              Calendar Year 1998


STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b)

(To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate.)

1.      Name and business address of person filing statement.

        Robert v.d. Luft
        700 Fairville Road
        P.O. Box 217
        Chadds Ford, PA 19317


2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

        None


3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

        Entergy Corporation


4. Position or relationship in which the undersigned is employed or retained by each of the companies named in Item 3, and brief description of nature of services to be rendered in each such position or relationship.

        As a Director, the undersigned may from time to time, present, advocate or oppose matters affecting Entergy Corporation and its subsidiary companies before Congress and members and committees thereof, and before this Commission and the Federal Energy Regulatory Commission and members, officers and employees of such Commissions.

        The services required to be described in this form under Section 12(i) of the Public Utility Holding Company Act of 1935 are incidental to the undersigned's primary and principal duties and, although such services vary in extent from time to time, they represent overall only a comparatively minor portion of the total services rendered.


5(a) Compensation received during the prior year and to be received during the calendar year by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3. (Use column (a) as supplementary statement only.)


                              Salary or other compensation

Name of Recipient       During Prior Year(a)     To be received(b)   Person or company from whom
                                                                      received or to be received
------------------------------------------------------------------------------------------------

Robert v.d. Luft        $70,106                  $47,000             Entergy Corporation



5(b)    Basis for compensation if other than salary.

        Board of Directors Compensation


6.      (To be answered in supplementary statement only.  See instructions.)

        Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

        (a) Total amount of routine expenses charged to client:   $915.30

        (b) Itemized list of all other expenses:  No other expenses.


In accordance with the provisions of subdivision (c) of Rule U-71, the undersigned files this statement as a combined renewal of the advance statement filed by the undersigned January 1997 and as a supplemental statement to such advance statement.


  /s/ Robert v.d. Luft                 Dated:  January 17, 1998
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